FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2009

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

I

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s news release of date October 23, 2009.  This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Press release dated October 23, 2009 announcing “TransAlta completes acquisition of 87 per cent of Canadian Hydro Developers and reconstitutes Canadian Hydro Developers’ Board of Directors”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:/s/  Brian Burden

Brian Burden
CFO

Date: October 23, 2009

EXHIBIT INDEX

99.1	Press release dated October 23, 2009 announcing “TransAlta completes acquisition of 87 per cent of Canadian Hydro Developers and reconstitutes Canadian Hydro Developers’ Board of Directors”.